Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Rogers Communications Inc. Adds New Member To Board of Directors

    TORONTO, June 26 /CNW/ - Ted Rogers, President and CEO, and Alan Horn,
Chair, Rogers Communications Inc. ("RCI") today announced the appointment of
John H. Clappison to the Board of Directors of RCI.
    Mr. Clappison is a fellow of the Institute of Chartered Accountants of
Ontario. He has had an extensive and successful business career and was most recently the Greater Toronto Area Managing Partner of PricewaterhouseCoopers.
Mr. Clappison sits on a number of corporate boards and is also active in the community with the Shaw Festival and St. Michael's Hospital.
    Mr. Clappison will also become a member of the Audit Committee of RCI.

    About the Company

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers
Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses across the country. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.
    %SEDAR: 00003765E          %CIK: 0000733099

    /For further information: Jan Innes, Vice President, Communications,
Rogers Communications Inc., (416) 935-3525
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.

CNW 10:21e 28-JUN-06